Exhibit (a)(27)
Cadbury plc
2009 Full Year Performance Update
14th January 2010
Transcript
This script must be read in conjunction with the Investor Presentation dated 14 January 2010, including the disclaimer at page 3, which also applies to this script.

Cadbury 2009 Full Year Performance Update

John Dawson:	Hello ladies and gentlemen and welcome to Cadbury’s 2009 Performance Presentation. My name is John Dawson, Head of Investor Relations for Cadbury and with me here today are Roger Carr our Chairman, Todd Stitzer our CEO and Andrew Bonfield our CFO.

I will shortly hand you over to Roger Carr who will chair today’s call, but before I do I’d like to mention a few things. As usual this call is being recorded and a replay of the call as well as transcripts of the questions and answers will be available as soon as possible after we finish.

We are using a webcast facility which you can access through our website, as well as the conference call dial in. Copies of the slides we are using today are also on our website.

Before I hand you over to the Chairman I need to remind you that our forward looking statements and other disclaimers can be found at the back of the press release and that you should refer to these when considering any forward looking comments or remarks on this call.

In addition, as a result of the offer from Kraft Foods set out on December 7th we are restricted by the UK Takeover Code in what we can say, particularly around financial guidance, whether of the current year or longer terms basis. Our statement does include profit estimate information and you will find important disclosure from our reporting accountants and financial advisors in the press release.

We will not be able to provide guidance information beyond that set out in the release and I would please ask you to bear this in mind when considering your questions.

All our figures and measures of change over the prior year or period will be on a constant currency or base business basis unless otherwise stated.

Finally if you’re using the webcast don’t hesitate to ask questions using the link on the website and we’ll read them out in the room. For those using the conference call facility the operator will marshal questions at the end.

Cadbury 2009 Full Year Performance Update

Thank you for your attention and I’ll now hand you over to Roger Carr.

Roger Carr:	Well thank you very much John and good afternoon everybody. The main purpose of today’s call is to review our performance in 2009 and to provide you all with an opportunity to ask questions.

However, as you know we are also fighting a hostile offer from Kraft. On Tuesday of this week we published a second response document to their offer. In this we set out a number of very important considerations which we feel all our shareholders should reflect on as they review the current and any future offers from Kraft.

After Todd and Andrew have given you a quick update on the results I will provide a summary of the key facts that put in context why we believe Kraft’s offer remains derisory, offers a very unattractive currency to Cadbury shareholders and why we believe much greater shareholder value can be delivered by you holding on to your Cadbury shares and supporting management.

As you’ll hear from Todd and Andrew our results in 2009 demonstrate the exceptional qualities of our pure play confectionery model and the benefits of the transformation that the management team have done over the last several years. We have an outstanding business that is now hitting its stride, exceeding expectations and well on its way to becoming a best in class global consumer goods company.

I’ll now hand you over to Todd and Andrew to take you through the results, reflecting a terrific all round performance. Todd.

Todd Stitzer:	Thank you Chairman and let me add my own welcome to you all. I am delighted to report that after a very strong 2008 and despite weak economic conditions in many markets we have delivered another record year with strong revenue growth and a significant underlying improvement in trading margins.

After a slow start to the year revenue growth overall was 5% in 2009, reflecting a strong second half that was up 6%. Momentum in the second half was excellent with a strong fourth quarter as well, up 5% — despite cycling a good end to 2008.

Cadbury 2009 Full Year Performance Update

Nearly all our major businesses, including those in North America and Europe reported good growth momentum in the second half which augurs well for 2010, more on that a bit later.

On an actual currency basis trading profit was up 27% at £808 million. On a constant currency basis this was an increase of 19%, an excellent outturn.

As a result our trading margin was 13.5% on both constant and actual currencies. On an actual currency basis we delivered EBITDA of £1.018 billion. This was around £190 million or 23% higher than 2008.

Finally as a result of the expected outcome for the year the Board is planning on a 10% increase in the dividend, around the top end of our stated policy for a 40 to 50% payout and in line with our upgraded target for future double digit dividend growth.

Let me take you through a few Group level highlights before I hand over to Andrew who will cover our business by business review and provide more detail on the profit performance.

First, our three categories — in 2009 Chocolate delivered revenue growth of 7% reflecting strong performances in the UK, India and South Africa. Australia delivered progressively good growth in Chocolate driven by strong growth in count lines. In Poland we benefited from the relaunch of Wedel in the second half, leveraging the experience of the UK relaunch in 2008. For those of you who may not know Wedel is the CDM of Poland.

The outlook for our growth in Chocolate is very positive reflecting the strengths of our business. The vast majority of our Chocolate revenues are generated in 13 markets where we have an average market share of 28%. This is a very strong base and one that gives us true scale in our key markets that we can use to grow revenues, generate further efficiencies and expand margins.

After a very strong 2009 we enter 2010 with good momentum driven by excellent innovations and demand for our products.

Cadbury 2009 Full Year Performance Update

Let’s turn to Gum. Revenue growth in Gum improved strongly in the second half and was up 5% compared to the second half of 2008; more than compensating for the weak first quarter when as you all know we were impacted by customer destocking, particularly in the US and Europe. Overall Gum was up 2% for the year as a whole.

Despite weak market conditions in many developed markets our Gum business improved share in nearly all key markets. This included the US where the launch of Trident Layers in the second half re-established strong growth momentum in the category.

With the new Trident Layers innovation creating excitement in the important US market and our business in most emerging markets remaining strong we expect good growth in Gum in 2010.

Candy revenues grew 5% for the year as a whole, reflecting strong second half growth of 9%, with significantly improved performances from Halls, Eclairs and other mainstream candy brands.

Halls benefited from product innovation and an early start to the cold and flu season. Innovation also drove strong growth in other focused brands including Eclairs and The Natural Confectionery Co.

In 2010 we expect to maintain the benefits of great product innovation, particularly in our focused brands. Together with investment in stronger routes to market and increased marketing we expect to deliver strong candy growth next year.

Turning now to look at geography. In our emerging markets revenue growth was again very strong for the year as a whole, up 9% with 7% growth in the first half, increasing to 10% in the second half. This result was led by strong performances in India, South Africa and South America. Trading in Russia and South East Asia improved towards the end of the year with Russia delivering growth for the year as a whole.

In our developed markets revenue grew 2%. The UK was particularly strong in the first 9 months of the year and in the second half North America, led by the US

Cadbury 2009 Full Year Performance Update

and Canada generated very good growth. Together these more than offset the weak market conditions in Europe.

Let me now turn to key Vision into Action developments in the year. As you know in 2007 we set out our Vision into Action strategy. This plan included a clear programme of investments, organisational changes and management priorities. The plan has driven a major transformation and our results in 2009 are a clear reflection of the continuing benefits of this strategy.

We have delivered revenue growth through innovation and by driving growth in our focused brands, while our investment in restructuring and efficiency has improved our gross margins and significantly reduced our SG&A costs as a percentage of revenues with much more still to come.

We have now delivered over 70% of our expected margin improvement in the first two years of our plan, which reinforces our commitment to delivering our stated targets. Our progress reflects major changes in both SG&A costs and our supply chain. The majority of our SG&A initiatives have been completed with the remaining plans underway, including our activities in Europe.

We have received the full benefit from the regional management delayering that we announced in the fourth quarter of 2008 and we have continued to embed our new category organisation throughout the business.

We have also seen some of the early benefits from the major management reorganisation announced in Europe in the second half of 2009; with further benefits expected in 2010.

Overall in 2009 SG&A costs were only marginally higher in absolute terms which equated to a 65 basis point reduction as a percentage of revenues. In 2009 we commenced a programme to reconfigure the supply chain. I’m pleased to report that this is on track to deliver savings and operational benefits that will drive margin improvements in both 2010 and 2011.

We are delivering ahead of the plan and are already seeing some of the benefits. For example in Britain and Ireland we are already benefiting from the transfer of Milk Tray production, Green and Black’s production and Mini Eggs production to

Cadbury 2009 Full Year Performance Update

Wroclaw Poland and we are just commissioning the first count lines to be transferred from Somerdale to Skarbimierz in Poland.

We have also closed the Barcelona gum plant and are well advanced in our plans to close an Istanbul gum plant. Both of these initiatives will benefit margin in Europe.

Finally the reconfiguration of our Chocolate and Candy activities in Australia and New Zealand is now well advanced. There are still some significant steps required to complete the programme but our progress so far gives us confidence we will continue to deliver on our commitments.

In the spring of 2009 we commenced a mid term review of our Vision into Action plan and last month we announced an upgraded set of targets that will take us through the next phase of our VIA programme to capitalise on the strong momentum we’ve created.

These included a new long term revenue target of 5 to 7% growth per annum, a margin target of 16 to 18% margin by 2013 and at the same time reflecting significantly reduced investment needs going forward, a more specific cash target, looking to generate 80 to 90% operating cash conversion from 2010 onwards.

One of the benefits of this programme will be our ability to finance strong dividend growth and we are committing to a target of double digit growth in dividends. Given our strong 2009 and the plans and actions we have in place to make progress going forward we are highly confident we’ve the capability to meet our new goals.

Our performance in 2009 has been excellent despite weak economic conditions. We delivered good revenue growth and a significant improvement to our trading margin. Our excellent second half performance provides great momentum as we go into 2010 and our confectionery focused Vision into Action plan continues to yield margin improvements beyond expectations.

Looking forward to 2010 we are targeting revenue growth within our 5 to 7% goal range, led by new product innovation across our categories and supported by incremental investment in marketing. We expect benefits from our restructuring

Cadbury 2009 Full Year Performance Update

and reconfiguration actions in 2010 to drive continued progress to achieve our targets of good mid teens margin by 2011 and 16 to 18% margin by 2013.

Before I hand you over to Andrew I’d like to make a couple of further observations. Exactly one month ago when we presented our upgraded targets and strategy I said that the fundamental decision to be made by shareholders about the value of Cadbury is a decision about which team of people, Cadbury or Kraft, can deliver what they say they can?

This is a judgement based on past performance and future promise and is made all the more relevant by the fact that around half the consideration offered by Kraft is in the form of its own stock.

Based on a side by side comparison with Kraft I believe we have consistently demonstrated that we can deliver what we say we can and that Kraft has not.

Our revenues have grown more than 50% faster than Kraft’s. We have consistently grown market share, they have not. We have grown profits and margins, they have not. Kraft is offering our shareholders a derisory price for a business with great prospects. Over half the consideration is in Kraft’s shares which have significantly underperformed their peers over the years.

Kraft has also missed its own financial targets by some margin, casting doubt on their ability to deliver in the future; in contrast to Cadbury which has a track record of meeting, or beating its targets.

From a shareholder perspective the key decision is not just about value today but about more value tomorrow. I believe the facts speak for themselves.

I’ll now hand you over to Andrew who will take you through the operational and financial performance in a little more detail. Andrew.

Andrew Bonfield:	Thank you Todd and good evening everyone. Our statement today reflects the latest available performance estimate for the Group based on the full year performance of our businesses; but they are not a preliminary results

Cadbury 2009 Full Year Performance Update

announcement. We will provide our full results at some stage in the future more in line with our normal timetable.

However, as far as details of the profit and loss account are concerned these are not likely to change and reflect our progress in 2009. What I will do now is review the highlights of our business unit performance and the main drivers of our excellent margin improvement.

Unless otherwise indicated all percentages are on a constant currency basis. Let me briefly talk you through our business unit performance.

Britain and Ireland delivered an excellent performance, particularly in UK Chocolate, driven by new product innovation, an extended seasonal selling period and strong market share gains. Innovation included Wispa, Giant Buttons and the Bitesize Clusters, Peanuts and Raisins.

Margin improvements were led by an improved product mix, SG&A savings and logistics efficiencies. Overall revenues were up 7% and trading margin improved by 190 basis points.

In the Middle East and Africa all categories and regions contributed to the good performance, with key drivers including strong growth in South Africa, further improvement in Nigeria and benefits from route to market and innovation initiatives in the Middle East and North Africa.

There was excellent margin progress driven by business transformation, portfolio rationalisation and supply chain initiatives. Overall, revenues were up 11% and the trading margin improved by 250 basis points.

In Europe a significantly improved second half performance driven by emerging markets helped partially offset the impact of weak market conditions. Trading conditions in France and the former CIS states were particularly weak. A consistently strong market share performance in many key markets enabled the business to deliver a satisfactory commercial result in challenging circumstances; albeit with revenues 2% lower overall for the year.

Cadbury 2009 Full Year Performance Update

Despite these difficult conditions the European business successfully grew margin by 50 basis points, reflecting the strongest second half performance and good cost management throughout the year; including a more targeted approach to marketing in a weak consumer environment.

In Asia strong revenue performance was driven by excellent growth in India which offset lower levels of growth elsewhere in the region. In Southeast Asia weaker economic conditions held back revenue, although growth in China was strong as the business rebuilt its route to market and profitability around two core brands, Halls and Eclairs.

Overall Asia delivered strong margin progression reflecting the benefit of good operational leverage combined with effective SG&A cost management. As a result, revenues were up 16% and trading margin improved by 130 basis points.

In the Pacific good performances from Australia and Japan [were] partly offset [by] weaker trading in New Zealand. Strong growth in Chocolate in Australia, excellent growth in the Natural Confectionery Co, and a strong Candy performance in Japan on the back of product innovation were significant contributors to growth.

Margin improved strongly reflecting favourable mix benefits and early supply chain efficiencies from the creation of centres of excellence in chocolate. Overall, revenues were up 3% and trading margin improved by 140 basis points.

In North America improving second half momentum was driven by an early start to the cold and flu season in the US and Canada, the successful launch of new products such as Trident Layers and Halls Refresh and continued double digit growth in Swedish Fish and Sour Patch Kids.

The successful launch of Trident Layers helped lift an otherwise unexciting gum market. And Cadbury’s market share increased 30 basis points in the last months of the year to close at over 34%, almost unchanged year on year and heading towards previous highs.

Despite persistently weak economic conditions in Mexico the business ended the year with positive growth. With investments in innovation and stronger route to

Cadbury 2009 Full Year Performance Update

market capabilities Cadbury’s market share in gum reached and all time high of 84% during the year.

North America delivered significant margin improvement, benefiting from good SG&A and distribution cost management. Overall revenues were up 2% and the trading margin improved by 180 basis points.

In South America growth remained strong as Brazil delivered another year of strong performance, led by new product innovations in both gum and candy and further improvements to distribution. Growth was also strong in Columbia and Peru. Market share momentum reflected the major investments in branding and innovation, including the launch of new Trident and Beldent gum products and investment behind Halls Creamy which drove material market share gains for the brand. As a result revenues were up 13% and trading margin improved by 60 basis points.

Now turning to margins. Our underlying operating margin was 155 basis points higher than that achieved in 2008 on a constant currency basis and 160 basis points higher on an actual currency basis. This is ahead of the margin performance in the first half and reflects the benefit of the strong revenue performance in the last six months.

We’ve successfully offset input cost inflation which we expect to be around 7% for the year as a whole; although this is a number we are still finalising. Gross margins finished 25 basis points ahead after a strong second half. This reflects in part the innovation lead mix benefits in the top line and the improved mix from higher sales of gum and higher margin candy like Halls.

On a constant currency basis marketing spend finished as expected at around the same level as in 2008 in absolute terms and around 50 basis points lower as a percentage of revenue. This is consistent with the media deflation impact we discussed at both the first half results and the third quarter update.

Looking to 2010 we remain committed to driving our marketing effort and we expect marketing next year to increase as a percentage of revenues.

Cadbury 2009 Full Year Performance Update

SG&A costs were 65 basis points lower overall and distribution and warehousing costs were down a further 20 basis points; both reflecting the benefits of our Vision into Action business plan. These benefits were partly offset by higher accruals for performance related pay triggered by the exceptionally strong result overall.

Looking at the margin improvement another way you can see where the 160 basis points came from as a bridge. As a result of the significant currency deflation seen in one or two emerging markets, particularly in South America the impact of foreign exchange translation on margin was negligible for the year as a whole. As a result the actual margin was also 13.5%.

Looking at the fourth quarter specifically we generated strong revenue growth of 5%, reflecting the excellent performance in the US and improved growth in Europe. This translated into good underlying margin growth.

As we discussed with you in October we had significant further marketing investments to make in the fourth quarter to support our new product innovations and help drive growth in the first half of 2010. As a result year on year marketing was 20 basis points higher in the fourth quarter as a percentage of sales, rather than the 80 basis points benefit we had seen in the first nine months.

If you adjusted for the impact of the one off insurance claim in the fourth quarter of 2008, the underlying improvement in margin for the fourth quarter would have been ahead of the run rate of margin progression in the first nine months of the year. In other words it would have been higher than the underlying 100 basis points we delivered in the first three quarters if you had excluded the 80 basis points reduction in marketing reported at that time.

As a result our momentum going into 2010 is strong both in terms of revenue growth and in terms of margin delivery.

In 2009 we were able to offset input cost inflation with a successful price realisation strategy. As I’m sure you’re aware the cocoa market continues to rally at over £2000 a tonne. However, the cost of cocoa represents roughly only 5% of revenues and we remain confident that price realisation initiatives can be taken selectively across the portfolio to negate the margin impact of such commodity

Cadbury 2009 Full Year Performance Update

increases, particularly given the relatively benign environment for many other materials and the cover we already have in place for 2010.

There is relatively little we can say about the balance sheet at this early stage, but our year end net debt is expected to be below £1.4 billion, reflecting the net proceeds from the sale of Australian Beverages and the strong operational cash flows and good cash management. This is backed up by a long term secure profile of debt with an average maturity of over five years.

Overall despite a challenging economic environment the successful implementation of our Vision into Action plan has driven an outstanding performance. We have delivered good growth and share gains in key markets while making excellent progress towards our goal of good mid teens margins by 2011.

As you are aware we are precluded by the Takeover Code from publishing a 2010 profit forecast without an auditors report and no auditor will sign off a sensible forecast on the back of ten days’ trading. Despite that we have made a clear statement about revenue growth and margin improvement in the next 12 months. Our strong second half momentum underpins this confidence as we have positioned the Group to make good progress in 2010. Now I’d like to hand you back to Roger.

Roger Carr:	Thanks Andrew, well as you’ve heard a business delivering exceptional results in difficult times, consistently outperforming expectations through its pure-play confectionery business model.

I think Todd and his team have done an excellent job transforming Cadbury and creating a business with the capability to deliver significant improvements in both operational effectiveness and financial performance.

The 2009 outcome that you’ve just heard about is further evidence of the success of this transformation and the potential of the business. These results reflect a high quality business, a business driving good growth, investing in the future and making sustainable improvements to its cost structure and margin.

Cadbury 2009 Full Year Performance Update

Against this very strong picture Kraft is offering a derisory price for Cadbury, a price that clearly does not reflect the long term value of our business, a view shared by many commentators. Kraft is trying to buy Cadbury on the cheap; it’s offering only 11.9 times EBITDA for a great business delivering great growth. On any scale the price being offered is clearly inadequate.

As part of their offer Kraft is asking shareholders to accept around 50% of the value in Kraft shares. This is both unappealing and of uncertain value as evidenced by the underperformance of its shares.

To a potential holder of Kraft stock it is important that we clinically review the risks associated with exchanging Cadbury shares for those of Kraft. In our view Kraft is an unattractive business. They are over exposed to large, low growth developed markets, have an unfocused conglomerate business model and a range of products and categories that have significant competition from private label products. More importantly they have been inconsistent in their commitment to their major categories, including Confectionery, buying and selling businesses and unable to develop their market shares.

Cadbury in sharp contrast delivering on our commitments and with a clear strategy to meet even higher goals. We benefit from our pure-play focus on confectionery, generate nearly 40% of our turnover in emerging markets and have a very limited exposure to private label products. As a result we have focused on driving consistent gains in market share.

At the end of the day it boils down to a simple choice for shareholders. On the one hand, ownership of a unique pure-play confectionery business with iconic brands, an enviable global footprint, with strong penetration in growth markets, backed up by a cracking set of 2009 results achieved in the face of severe economic adversity, a commitment to attractive future growth in revenue and margin from a proven and reliable management team and all underpinned by an efficient balance sheet and a strong dividend stream. It doesn’t get much better than that.

What are you being offered by Kraft in exchange? Well a derisory price where the share content is dictated by one powerful shareholder and the cash content appears constrained by rating agency parameters. A profits multiple that is materially lower than any comparable transaction in the sector, any of which would

Cadbury 2009 Full Year Performance Update

imply a price per share significantly in excess of Kraft’s offer and well below their own benchmark of 14 times EBITDA for large branded food transactions, shares that have consistently underperformed the market since floatation with additional exposure to unpredictable currency risk and a management team who regularly over-promise and under-deliver. And offer that simply fails to acknowledge the performance of today of Cadbury, let alone the prospects for tomorrow.

As we said at the start — an unappealing package, an offer that everyone should and must refuse.

Thank you and now we’ll hand over to the operator for questions.

Telephone Operator:	Thank you we will now begin our question and answer session. If you would like to ask a question please dial 01 on your telephone keypad now to enter the queue. Once your name is announced you can ask your question.

If you find your question is answered before it’s your turn to speak you can dial 02 at anytime to cancel that question. So once again it’s 01 if you want to ask a question and 02 if you need to cancel that question.

Okay so far we have six questions in the queue. The first is from Jonathan Fainey of Jonathan Montgomerie Scott US (?). Go ahead sir your line is open.

Jonathan Fainey, Jonathan Montgomerie Scott:	Good afternoon thank you very much. I guess I just had a couple of questions. The first is Todd do you see Cadbury over the long run being a consolidator of Confectionery and allied products across different geographies, sort of with all the strengths you have in so many different places?

Todd Stitzer:	Absolutely. I think we have consistently said that our plan is to grow global share organically and through bolt on acquisitions primarily in emerging markets. And in 2005 we purchased the number one chewing gum company in Africa, in 2007 the number one gum company in Turkey, the number two confectionery company in Romania and a very attractive candy company in Japan.

So, you know, we think that our current global market share is just above ten — if we continue our rate of global organic share growth and with bolt-ons we can

Cadbury 2009 Full Year Performance Update

approach 13 or 14% in the next four or five years. And that’s a pretty healthy global share growth from our perspective.

Jonathan Fainey:	Yeah and it certainly has been a great track record. In Roger’s closing remarks, you know, it strikes me that — you referenced the shareholder at Kraft who’s constraining the share issuance. That shareholder was also if I remember a considerable holder of Cadbury at one point and it was actually right about the time I was first picking it up.

It just makes me think you’ve done such a great job over the past few years — I mean the stock was at 35, 36 bucks just a few months ago. What is it that the market has generally considerably missed do you think about the Cadbury growth story and what do you think you could do to kind of change that over the next — and maintain that higher multiple as an independent entity?

Todd Stitzer:	Well I think we’ve laid out a great set of performance metrics for the next four years in our December 14th presentation of 5 to 7% revenue growth and, you know, ultimately 16 to 18% margins by 2013. I think that puts us best in class in Confectionery and top quartile in consumer products.

And I think that Cadbury by nature is not a vigorous self-promoter. We’ve focused on delivering results and I think the focus of the last three or four months has shown people that 6% revenue growth on average over the last six years is pretty impressive. 370 basis points of margin similarly is pretty unique. And I think we’ve focused on getting it done as opposed to advertising it. And I think this has allowed people to see the quality and consistency of what our team has done.

Jonathan Fernley:	Okay thank you very much.

Telephone Operator:	Thank you. The next question comes from Simon Marshall of Jefferies London. Go ahead sir your line is open.

Simon Marshall, Jefferies:	Yes I had a question really. You seem to have had a rather stronger than expected fourth quarter in North America. You were talking about Gum and reclaiming another 30 basis points of share there. But conversely you seem to have had a poorer showing in the fourth quarter in Britain and Ireland.

Cadbury 2009 Full Year Performance Update

Can you take us through maybe some of the contrasts — I suspect North America’s mainly about Gum clearly; but Britain and Ireland seems to have been a little bit disappointing maybe in the fourth quarter in terms of growth?

Todd Stitzer:	Absolutely I mean we’ve called since the beginning of the year the fact that we were going to introduce our next major Gum innovation platform in the autumn of 2009 in the United States. And true to our word we introduced Layers at the end of August beginning of September for the back to school season. We said that we were confident it would help us return to share and revenue growth in the US and in the second half North America grew close to sort of 10%.

The US grew I think 14% in the fourth quarter — that’s the kind of level that we’d seen for four years before that. We told you that it took us a bit of time to get that innovation in place but it’s performing beautifully and our market shares in the last two four week periods have been over 35% which is the sort of high level. So that fourth quarter in the States has been projected since the beginning of the year.

Similarly in the UK we said to people that we had introduced Wispa Blue in the fourth quarter of 2008 which was our single biggest innovation in the UK in three or four years. I think we sold 70 or 80 million individual units of Wispa in about four months and that we would have a challenging fourth quarter in the UK. For the three quarters before that in the UK I think we grew 9 or 10%.

So we have a wonderful portfolio and we’ve, using a sports expression, we have a business that sort of bings and bongs. So we started the year in a challenging space in North America and Europe and in a great space in the UK and we sort of slightly adjusted that toward the end of the year. But I mean the net result is a pretty impressive result in a very difficult economic environment.

Andrew Bonfield:	Simon just to add a couple of comments. One in the US we also were helped by Halls which had a great performance in the fourth quarter and the Candy business also continues to perform well and it’s been growing strongly throughout the year.

I also just want to reiterate the point we also had a strong third quarter in the UK driven by Wispa Gold. We did highlight I think in July I remember if you go back to

Cadbury 2009 Full Year Performance Update

the transcript of the Q2 conference call the fact that we would have a slow down in the UK later this year.

And I think we’ve called it exactly as we expected it throughout the whole year. We were almost exactly where we wanted to be from a forecast revenue perspective. I think the accuracy of that has been astounding to me having been in other businesses how well they’ve been able to call the year.

Simon Marshall, Jefferies:	Thank you and congratulations on a great year.

Todd Stitzer:	Thank you very much.

Telephone Operator:	Okay, our next question is from Alex Smith of Nomura London. Go ahead sir your line is open.

Alex Smith, Nomura:	Hi good evening. I was just interested to know whether you could give us the full year or Q4 splits between volume, mix and price and whether there’s been any incremental and new price increases in that fourth quarter?

And then I think going on a different tack I think you’ve gone on record as suggesting that Cadbury and Hershey would offer a more attractive fit for your shareholders as a pure-play confectionery company. I mean other than increased focus I was just wondering if you could talk about some of the other benefits compared to being part of a larger food group where presumably there are some benefits to scale. I know you’ve talked about lower penetration of private label in Confectionery for example but I just wondering if you could talk perhaps some of the advantages?

Andrew Bonfield:	Yes, Alex let me just give you the price volume mix equation — as you can imagine we are two weeks into the year and we’ve done it’s been a fantastic amount of work trying to get actually what we’ve put out today from a numbers perspective.

We don’t have the full detail of price volume mix. Early indications are it was flattish to down slightly. We still want to go through the numbers in a little bit more detail before we talk about that. Remember that that will be as you would be

Cadbury 2009 Full Year Performance Update

slightly expecting because we did start lapping price increases that we put through in the fourth quarter of 2008.

As regards pricing for 2009, 2010 we’re obviously looking at commodity prices, are looking at certain price increases and we have been selective as we put those through and in certain markets we actually have started to implement that as we move into 2010 in order to offset some of the price increase we will see in commodities throughout 2010.

Roger Carr:	Just to comment on the Hershey piece really. I think first of all the sort of question is about strength and growing strength and I would make the point that as an independent we are very strong. I think when you look at the possible benefits of interacting with a pure play focused business then in a case like Hershey you do have a business that understands the business, is focused on one area of confectionery, has common values and a similar history to Cadbury and that’s clearly understood and stated.

I think from a benefit point of view, you know, the Cadbury position is we have great scale in the US already, if Hershey bought this company clearly the US position would be stronger but we’d be from a great position of great strength to an even greater position of strength.

I think for Hershey the position would be a domestic business acquiring Cadbury would catapult it overnight into a world business and if they chose to do that that is an opportunity that has to be paid for and this remains about value.

So I think as a business taking your point Cadbury as an independent, very strong, we don’t need anybody we have the strength to grow and as Todd’s outlined the plan to do so and the commitments that go with it. If Hershey buys us — yes there’s consolidation opportunity in the States and for them a great prize in being a world business. But for a great prize you have to pay a great price.

Alex Smith, Nomura:	Okay thanks.

Telephone Operator:	Okay our next question comes from Martin Deboo of Investec London. Go ahead sir your line is open.

Cadbury 2009 Full Year Performance Update

Martin Deboo, Investec:	Good afternoon gentlemen. A couple of rather trainspotterish questions I’m afraid. Andrew can you, I know that you don’t have a cash flow statement yet but the net debt number looked quite low to me. That would suggest — I’d be interested to know and hear your commentary on the moving parts of cash flow particularly in the second half, particularly net working capital whether you have made some progress there.

I just wanted to recap on what you said to Simon on US gum share. I think I heard you say it was 35% in the final two four week periods of the year. I’d be interested to know what that is as an increment on the same period in 2008.

And finally if you could comment, I realise how constrained you are on FY10 guidance; but if you could at least comment on what you think your marketing to sales posture will be in FY10 that would be helpful? That’s it.

Andrew Bonfield:	Sorry Martin can you just repeat the last bit?

Martin Deboo, Investec:	Just what can you say about your marketing to sales ratio in FY10 do you think it’s going to increase on FY9 consistent with sort of, you know, a bit of media inflation coming back and new product launches — where’s it going to be?

Andrew Bonfield:	Okay let me try and deal with the first that one and also the cash flow. On cash flow for the year we did see some working capital improvement towards the end of the year. The fact that we have now incentives as we talked about in December around working capital made my life very much easier and we’re starting to see some of the benefit of that and net working capital.

CAPEX was also down slightly from where we originally projected for the full year and there was also some favourability on restructuring spend. So those three factors are the main reasons why the net debt numbers come down from about £1.5 billion we projected in December to about £1.4 billion.

On marketing to sales we are planning for a little bit of media inflation back into the mix next year. So obviously if you recall last year we invested about 40 basis

Cadbury 2009 Full Year Performance Update

points more in marketing, this year it’s down about 50 basis points and we will be seeing some of that being added back as we move into 2010.

Hopefully as we get into some time in February we can talk to you a bit more about an independent Cadbury and the implications for 2010 on the specifics from a forecast perspective. Todd will go through the gum shares.

Todd Stitzer:	Yeah I think in US gum on a 12 month basis we ended the year around 34.2 or 3 and I think we started the year at 34.4. So we on a 12 month basis lost about 20 basis points but that’s in the face of a huge competitive investment by our competitor. So we’ve always said that we would like to, you know, keep our share roughly in the sort of 34 / 33 range. In July we were 33.9. We ended December at 34.2. And as I said the last two four week periods were above 35. So that reflects the continuing strength of Layers in the market, further investment in Dentyne and Trident.

So I think we re pretty comfortable that we certainly have withstood the onslaught of significant incremental marketing and innovation from our competitor and that we’ve pushed back and you know we’re in a very good place as we enter 2010. If you think about it we have three quarters of 2010 with Layers still an innovation. So I think that’s a pretty healthy place to be in the States. That okay?

Martin Deboo, Investec:	... your gum share is incrementally at the end of the year?

Todd Stitzer:	Our gum share is — as we go into 2010 with three quarters of Layers to sell in 2010 without cycling it, we’re feeling very good and our share is stronger than it started the year.

Martin Deboo, Investec:	Okay. All right that’s helpful. Thanks very much.

Todd Stitzer:	Okay.

Telephone Operator:	Okay our next question comes from Graham Jones of Panmure Gordon. Go ahead Sir your line is open.

Cadbury 2009 Full Year Performance Update

Graham Jones, Panmure Gordon:	Good afternoon. I’ve got a question about South American margins. In the first half margins were up about 80 basis points and I think in the second half they’re down about 280 basis points H2 on H2. Is that all to do with the currency impact in Venezuela or are there any other issues? And if so should we be forecasting that rolling through into the first half of 2010?

Andrew Bonfield:	I mean obviously the currency impact we report in the release itself actually was mostly due to Venezuela. Venezuela was the largest single impact and took down their reported margins by about 170 basis points.

As far as actually first half, second half split goes they were one of the business units that actually held back on their marketing spend into the second half. And so what you see is the full year number is only actually up 60 basis points for the full year Graham and I think part of that is mostly due to phasing and marketing spend through the year.

Graham Jones, Panmure Gordon:	Okay thanks. And could I just ask another sort of technical question. Has there been any sort of reallocation in central costs because central costs in the first half were down quite significantly on the first half yet they’re up quite significantly H2 on H2 if my calculations are correct?

Andrew Bonfield:	Yeah I think in the — if you remember in the first half we did benefit from the fact that we saw most of the benefits from the VIA actions the previous year coming through. We also had lower IT costs in the first half of the year. Some of those have come back in the second half. We also do a lot of our incentive plan accrual in the centre and that was also reflected in the numbers.

Graham Jones, Panmure Gordon:	Okay thanks very much. Thank you.

Telephone Operator:	Okay. Our next question comes from Jeremy Fialko of Redburn Partners, London. Go ahead Sir your line is open.

Cadbury 2009 Full Year Performance Update

Jeremy Fialko, Redburn Partners:	Good evening. I’ve got a follow up question on the input cost inflation that you’re expecting in 2010. It sounds to me as if you’re expecting that to be lower than what you saw in 2009, but it would be good if you could just confirm that fact.

And secondly on restructuring, can you talk a little bit about where the main sort of pinch points and risks are in 2010 and when you can be you know confident that all the risks in your supply chain restructuring will have been overcome. Thank you.

Andrew Bonfield:	On input costs inflation, yes we are expecting a reduction in input cost inflation in 2010 versus 2009 as I indicated. We estimated input and cost inflation in 2009 was around 7% so we’re budgeting on the basis of a lower expectation obviously. And we have a reasonably good position as far as where we know from both existing inventory we have plus also hedging cover for a number of the commodities. So we think we’re in a good place there.

As far as restructuring is concerned?

Todd Stitzer:	I mean the two big events this year are the final transfer and commissioning of a number of production lines to a chocolate plant in Skarbimierz Poland. That I mean as I said in my remarks we’ve already transferred one line there but we need to transfer several other lines there. And we need to finally close our Somerdale sort of near Bristol factory in the UK. Those are I think the big events in terms of restructuring that are to come this year.

I think we’re pretty confident that that’s on track. We haven’t had — you know we built a gigantic gum plant in Poland, we’ve reconfigured a plant in Poland, and we’ve closed several factories. I think we’re pretty confident that all those things are on track but those are the two big events for this year. And they happen in the sort of end of the middle of the third quarter, beginning of the fourth quarter so it will be with us for most of the rest of the year.

Jeremy Fialko, Redburn Partners:	Okay thank you very much.

Telephone Operator:	Our next question is from Brian Banvrosro from Suttonborough Capital (?) Go ahead Sir your line is open.

Cadbury 2009 Full Year Performance Update

Brian Banvrosro Suttonborough Capital:	Actually our question has been answered thank you.

Telephone Operator:	Okay. Once again if there are any further questions on the line please dial 01 now. Okay there is one further question that is from John McMillan of Lord Abbett of Jersey City, Jersey. Go ahead Sir your line is open.

John McMillan, Lord Abbett:	Thank you for taking my question. This 14% gain in the US is that shipments to demand or was there — I mean it just seems a very high number, much higher than I’m seeing in take away trends?

Todd Stitzer:	It was shipment to demand. It could have actually been greater shipment so I think we were very conservative in that number. It’s a great result. I mean we told everyone we were going to invest in innovation and launching innovation in the fourth quarter of the year and I don’t think you would find that number terribly inconsistent with prior year double digit gum growth in the US behind great innovation.

John McMillan, Lord Abbett:	And just in terms of the price being so, so low, just from an investor standpoint, if the price is so, so low why hasn’t anyone yet bid? That’s just what I don’t understand. If you think the price is so, so low why doesn’t Nestlé, why doesn’t — just it’s been five months?

Roger Carr:	Well I think you should ask all others that are on your shopping list of possible buyers as to what they’re going to do or why they haven’t done it. I think from our perspective we haven’t changed our position. We’re not for sale but we will listen to any serious offers that reflect the full value of this company made by anyone.

At the moment we’ve only had one derisory offer, we are continuing to perform as an independent business and we’ve demonstrated that with the results today. So anybody that wants to come and bid a fair price we are here to listen, but apart from that we’re going to run the business in the interests of our shareholders as an independent.

Cadbury 2009 Full Year Performance Update

John McMillan, Lord Abbett:	Good luck.

Roger Carr:	Thank you.

Telephone Operator:	Okay we have one further question coming through. That’s from Martin Dolan of Execution, London. Go ahead Sir your line is open.

Martin Dolan, Execution:	Yeah good evening. If I can just a follow up to John’s question in that if the defence is successful and the share price does get marked down, is there any case to be made given management’s consult that you would look for financial sponsor and maybe do a large leverage management buyout at some stage in the next six months?

Roger Carr:	Well that’s almost going back in time isn’t it really? I mean we’re very, very committed to the business model that we have, to building it, developing it in the way that Todd’s outlined and running it in the interests of our shareholders. That’s our focus and that’s what we’re going to continue to do. Thank you very much.

Telephone Operator:	Once again if there are any final questions please dial 01 on your telephone keypad now.

Okay we have two further questions that have come through. The first is from Geoff Kanter of UBS NY. Go ahead Sir your line is open.

Geoff Kanter, UBS:	Good afternoon gentlemen. Just so I’m clear and maybe I’m mistaken because there’s a lot of press being thrown about. Has Hershey made a formal offer? I don’t see that.

Roger Carr:	The newspaper speculation is fascinating and we read it as much as you do I’m sure. Let me be very clear. We have said publicly and privately that we are here to receive properly funded, sensible offers for this company in this period that reflect the fair value of the company.

Hershey have expressed their interest, equally publicly, in the company and we have made that very clear to them. In recent times they have reaffirmed their

Cadbury 2009 Full Year Performance Update

interest. They are clearly from newspaper speculation working on the possibility of an offer, and for our point of view we would help facilitate that in the way that we would help anyone come to this business. But we await an offer and until we receive an offer that is meeting the criteria we’ve defined there is really nothing to talk about.

Geoff Kanter, UBS:	Okay so the answer is there’s no formal bid yet?

Roger Carr:	There is no formal bid and there may not be but there is a timetable and an opportunity and an invitation for anyone that can deliver against those criteria so to do.

Geoff Kanter, UBS:	I understand. And Todd how much restructuring savings were in your 2009 numbers or restructuring charges? Can you quantify that please?

Andrew Bonfield:	Yeah in the — we actually haven’t finalised all the numbers but it will be just over £100 million of restructuring charges were incurred in 2009 and we will update that in due course when we do the full release. At the moment this has really just been focused on what we would call underlying business performance rather than all the exceptional items hence that’s why we haven’t published an earnings per share number.

Geoff Kanter, UBS:	I understand. And so the numbers that were just released are exclusive of restructuring charges?

Andrew Bonfield:	Yes they are.

Geoff Kanter, UBS:	But they include all the restructuring savings though I would assume right?

Andrew Bonfield:	Yes they do.

Geoff Kanter, UBS:	And what were the restructuring savings? Can you quantify those?

Andrew Bonfield:	Well I think the margin improvement this year was 155 basis points, a significant portion of that, ex-the-marketing, of 105 basis points underlying did come through from actions taken by the company to restructure and continue to transform itself. So a significant proportion of that 105 basis points.

Cadbury 2009 Full Year Performance Update

Geoff Kanter, UBS:	Okay thank you very much.

Telephone Operator:	Okay we have two further questions in the queue. The first being from Pablo Zuanic of JP Morgan. Go ahead Sir your line is open.

Pablo Zuanic, JP Morgan:	Good afternoon everyone. I just want to concentrate on the fundamentals. I give just this one comment. It must be very flattering for you Todd to have Kraft sell their frozen pizza business for $4 billion. It was really a poster child of good performance for them. The business was growing high single digit above the company averages so I guess it’s quite flattering. It must mean that they truly believe all these growth targets that Cadbury has.

Now I just have three questions. I mean one would be in terms of Chocolate it seems that most of the sales growth this year was driven by pricing. How much pricing do you really need in 2010 to cover the higher costs? Can you give us some colour there?

The second question is what I worry about the Chocolate comps in 2010 is that you were benefited by pricing again and also benefited by a much longer Easter shipping season. So Chocolate growth I wonder whether really it can be in the 5 - 7% guidance that you have of the consolidated label for 2010?

And the last question on Gum. Clearly very strong momentum. Is Layers going to be launched in Mexico and Brazil in 2010 or has it already been launched?

Those are all my questions and again congratulations on a very strong year.

Andrew Bonfield:	Okay thanks Pablo. On pricing I don’t want to go in because obviously we’re very close to being where we get into forecast territory. But let me just say our business plan has been built on certain assumptions around commodity price increases. Those commodity price increases have been worked through as far as what we need to do from a pricing perspective and that’s been built into our business plans, and part of the reason why we can say what we can say about 2010 is because we have the confidence about the underlying business plan that we’ve put together.

Cadbury 2009 Full Year Performance Update

I don’t want to give any more detail on that unfortunately at the moment. Hopefully in February we’ll be able to give you more detail than we would normally do at that stage as part of our normal year end results presentation.

Todd Stitzer:	And I’ll take the Chocolate comps question and the Gum expansion or the Layers expansion question. On Chocolate comps I think I’m pretty certain that the Easter season this year is round about ten selling days less than it was in 2009. I am confident based on my understanding of the order book in the chocolate markets that have big Easter seasons that we will have a good Easter season.

I think our Chocolate innovation for 2010 will also be very good. You know we have had a great 2009 in Chocolate, but I think we will have a good 2010 in Chocolate and I’m pretty — I’ve got great granularity on the plans and the innovations and I’m pretty confident that we’ll do pretty well. And I think we’ll actually get a bit of volume in there and it won’t just be driven by price. So that’s my perspective on Chocolate.

On Layers you know it has been very successful in the States. I think you can, as we have with both Trident Splash and with Stride, see it in different formats in different parts of our world in the not too distant future.

Pablo Zuanic, JP Morgan:	Thank you.

Todd Stitzer:	Okay.

Telephone Operator:	And our final question comes from Graham Jones of Panmure Gordon. Go ahead Sir your line is open.

Graham Jones, Panmure Gordon:	Thank you. You’re probably not going to answer this question but I’ll ask it anyway. I mean you clearly see the logic in a combination with Hershey and Cadbury has bid for Hershey in the past, and Hershey clearly sees the benefit in a combination with Cadbury. But the obvious problem is that Hershey can’t or would struggle to raise the financing to bid for Cadbury. I mean why don’t you

Cadbury 2009 Full Year Performance Update

consider a merger of the two so that Cadbury shareholders can benefit in the sort of upside from the cost savings it would accrue from such a deal?

Roger Carr:	I think we should be very clear and reinforce the message that we’ve given from the start of this process. We are here to create value immediate and long term for our shareholders. We have been put in a process by Kraft and to exit that process we will do so by either someone paying for the privilege of owning this company which is tomorrow’s price today, or by retaining our independence because our independent value exceeds anything that’s been offered. We are not looking for other tactics. We are simply here for shareholder value. That’s where we draw the line in the sand.

Graham Jones, Panmure Gordon:	Okay. Thank you and good luck.

Roger Carr:	Thank you very much.

Telephone Operator:	We will now take a question from the web conference.

John Dawson:	Thank you very much. We have a question from Jon Cox at Kepler just asking broadly speaking Chairman how much will this whole process have cost Cadbury.

Roger Carr:	Well I think we are precluded from giving precise figures and indeed at the moment I mean these are figures that will be ratcheting up as this process continues. But it’s certainly in the tens of millions and this will be an expensive exercise forced on us by a hostile bidder at the expense of our shareholders. It’s unsatisfactory but it is the price of doing business in this environment.

John Dawson:	Thank you.

Okay operator I think we are finished with questions. There are no more online and we have finished with the questions on the web. So I think we’ll bring the call to a close.

Telephone Operator:	Okay thank you Sir. This now concludes our conference call. Thank you all very much for attending.

END